UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15(d)-16 under the Securities Exchange Act of 1934

For the Month of September, 2008

Commission File Number: 001-32000

JED Oil Inc.

(Translation of Registrant’s name into English)

1601 15th Avenue

Didsbury Alberta, T0M 0W0

Canada

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________________

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

On September 16, 2008, the Issuer filed a News Release with the Securities Commissions of the Provinces of Alberta, British Columbia, Saskatchewan and New Brunswick.  The document attached as Exhibit 99.1 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description
99.1	News Release dated September 16, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2008

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, Q.C.

Vice-President Legal & Corporate Affairs

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated September 16, 2008